May 20, 2019
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Ruairi Regan

Re:	Guardant Health, Inc. Registration Statement on Form S-1 Filed on May 20, 2019
Ladies and Gentlemen:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of Guardant Health, Inc. (the “Registrant”) dated May 20, 2019. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.
We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:00 p.m. Eastern Time, on Wednesday, May 22, 2019 or as soon thereafter as practicable.
[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
BOFA SECURITIES, INC.

As representatives of the Underwriters

By:	J.P. Morgan Securities LLC

By:	/s/ Benjamin H. Burdett
Name:	Benjamin H. Burdett
Title:	Managing Director

By:	BofA Securities, Inc.

By:	/s/ Adam Chazan
Name:	Adam Chazan
Title:	Managing Director